SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS RECORD NET REVENUE AND NET INCOME IN 9M11

São Paulo, October 27, 2011

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the third quarter of 2011 (3Q11), which are presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010.

Comments on this release relate to the consolidated results of the Company and comparisons refer to the second quarter of 2011 (2Q11), unless otherwise stated. The Real/U.S. Dollar exchange rate on September 30, 2011 was R$1.854.

  Net revenue totaled R$12.4 billion in 9M11, 12% up on the same period last year and a new Company record. In 3Q11, net revenue reached R$4.2 billion;

  Net income amounted to R$2.9 billion in 9M11, 38% up on 9M10 and also a new record. In 3Q11, net income was R$1.1 billion;

  Adjusted EBITDA totaled R$5.0 billion in 9M11, 2% up year-on-year, accompanied by an EBITDA margin of 41%. In 3Q11, adjusted EBITDA was R$1.7 billion, with a 40% margin;

  CSN posted record iron ore sales volume of 21.3 million tonnes in the first nine months, 13% up on 9M10. In 3Q11, iron ore sales volume totaled 8.0 million tonnes, 18% higher than in 2Q11 and also another record;

  Net revenue from mining totaled R$4.3 billion in 9M11, 72% up year-on-year and the Company’s highest ever figure, and R$1.6 billion in 3Q11, 4% more than the 2Q11 and also a record;

  Year-to-date EBITDA from mining also reached record levels, totaling R$2.9 billion, 74% up on 9M10. Third-quarter mining EBITDA stood at R$1.0 billion, accounting for 59% of total EBITDA;

  Consolidated steel product sales volume in the domestic market, where margins are historically higher, accounted for 86% of total sales volume in 3Q11;

  CSN is a highly liquid company, with a cash position of R$15.6 billion.

At the close of 3Q11
· BM&Fbovespa: CSNA3 R$14.76/share	Investor Relations Team
· NYSE: SID US$7.94/ADR (1 ADR = 1 share)	- IR Executive Officer: David Salama - (+55 11) 3049-7588
· Total no. of shares = 1,457,970,108	- Head of IR: Claudio Pontes - (+55 11) 3049-7592
· Market Cap: R$21.5 billion/US$ 11.6 billion	- Specialist: Fábio Romanin – (+55 11) 3049-7598
invrel@csn.com.br	- Specialist: Fernando Campos – (+55 11) 3049-7591
- Analyst: Stephan Szolimowski – (+55 11) 3049-7593

Consolidated Highlights	3Q10	2Q11	3Q11	3Q11 x 2Q11	3Q11 x 3Q10
				(Var%)	(Var%)
Net Revenue (R$ MM)	3,949	4,323	4,241	-2%	7%
Gross Profit (R$ MM)	1,895	1,836	1,719	-6%	-9%
Adjusted EBITDA (R$ MM)	1,847	1,773	1,703	-4%	-8%
Adjusted EBITDA Margin	47%	41%	40%	- 1 p.p.	- 7 p.p.
Net Income (R$ MM)	738	1,137	1,097	-4%	49%
Net Margin (R$ MM)	19%	26%	26%	-	7 p.p.
Total Sales (thousand t)
- Steel	1,191	1,300	1,180	-9%	-1%
- Domestic Market	87%	86%	86%	-	- 1 p.p.
- Export	13%	14%	14%	-	1 p.p.
- Iron Ore[1]	7,027	6,743	7,972	18%	13%
- Domestic Market	4%	7%	4%	- 3 p.p.	-
- Export	96%	93%	96%	3 p.p.	-
Net Debt (R$ MM)	9,284	11,308	12,069	7%	30%
Net Debt/Adjusted EBITDA[2]	1.51x	1.72x	1.87X	0.15x	0.36x
Cash Position	11,484	11,685	15,635	34%	36%

(1) Sales volumes include 100% of NAMISA sales
(2) Adjusted EBITDA for the last 12 months

Economic Scenario

International Scenario

The third quarter of 2011 was marked by the instability of the economic scenario, due to the impact of various factors on the global market. These included the political conflict in the U.S., which delayed the raising of the debt ceiling and consequently lowered the country’s risk rating, the worsening of the European crisis and the continuity of China’s restrictive fiscal policy to contain inflation.

USA

S&P recently lowered the USA’s credit rating to AA+ after more than 100 years with the highest possible score. The decision came after disagreements in Congress over spending cutbacks and tax increases, which aimed to reduce the U.S. debt and, at the same time, raise the legal indebtedness limit. According to the Department of the Treasury, public debt increased from U$14.0 trillion, at the end of 2010, to US$14.8 trillion at the close of September.

The U.S. economy continued to show signs of slow growth, but with no contraction. GDP edged up by 1.3% in the second quarter and the Federal Reserve was pointing to moderate expansion in September.

According to the Department of Labor, unemployment remains high, recording 9.1% in September, for the third consecutive month, and the government estimates that there are currently 14 million people out of work.

As a result of this economic uncertainty and the lack of concrete solutions from the government, the IMF once again revised its 2011 U.S. GDP growth estimate, reducing from 2.5% to 1.5%.

Europe

The deepening of the Eurozone economic crisis put strain on the financial markets, negatively affecting global liquidity.

All attention and efforts were directed towards the recovery of Greece, which is in danger of declaring a moratorium on its debt. The European governments are extremely worried about possible repercussions on the Eurozone and the performance of banks and insurance companies.

The Eurozone’s interest rate remained at 1.5% p.a. in order to maintain price stability and ensure that inflation remains below the 2% p.a. target.

Germany and France continued to sustain Eurozone growth. According to the IMF, these countries should record growth of 2.7% and 1.7%, respectively, in 2011, versus 1.6% for the rest of the bloc.

In Germany, exports have been contributing to the country’s healthy economic performance. However, they are expected to fall substantially next year due to reduced global demand. According to the German Central Bank, a major economic slowdown is expected for 2012, with GDP growth of only 0.8%.

The long-term sovereign bond ratings for Greece, Spain and Italy were downgraded by the three main risk classification agencies, due to their high level of debt and vulnerability to financing problems.

Asia

China’s growth has moderated in the last few months, with the manufacturing and service sectors already showing signs of slowing.

Chinese GDP growth, although still robust, slowed slightly in the third quarter, recording 9.1%, versus 9.5% in the previous three months, due to a combination of the Chinese Central Bank’s monetary squeeze and the reduction in international demand. In fact, the Chinese government is facing a dilemma in regard to monetary policy, as it needs to maintain economic growth while reducing inflation. In any event, the Central Bank has introduced successive increases in interest rates and reserve requirements. Inflation reached 6.2% in the 12 months through August 2011, slightly down on the 6.5% in the 12 months ended July 2011. The Central Bank does not intend to introduce further interest rate or reserve requirement increases in the short term, but has advised that it will take new measures, if necessary.

The Japanese economy has gradually recovered from the supply shortage triggered by the earthquake and tsunami at the beginning of the year. Industrial output has returned to pre-disaster levels, as have exports, which are beginning to grow again. However, this recovery is not enough to reverse GDP growth projections – according to the IMF, the Japanese economy will shrink by 0.5% in 2011.

Brazil

Brazil’s positive economic prospects for 2011 are showing signs of cooling, due to the worsening of the international crisis. The contractionist influence of the global scenario will almost certainly have a negative effect on international trade, business expectations, investments and credit.

According to the Central Bank’s latest FOCUS report, 2011 GDP growth is estimated at 3.3%, down from 4.5% at the beginning of the year, and the indicators are pointing to a more moderate growth in the retail and service sectors, with an even stronger impact on industry.

Financial system loan operations recorded moderate growth in August, totaling R$1.9 trillion, 1.7% up on July, fueled by the impact of the first-half monetary measures. Industrial funding increased by 3.4% to R$392 billion, mostly allocated to agribusiness, construction and the auto industry.

The Consumer Confidence Index (ICC), published by the Getúlio Vargas Foundation (FGV), reached 114.8 points in September, down 3.4% on the previous month and 6.7% year-on-year.

As a result, the Central Bank reduced the SELIC base rate to 11.5% p.a. at its last meeting, reflecting the fiscal restrictions in the mature economies, due to their exposure to the global economic uncertainties.

On the inflationary front, the FOCUS report showed that the IPCA Consumer Price Index should end the year at close to the 6.5% ceiling stipulated by the Central Bank and that estimated inflation for 2012 increased to 5.60%. The Bank announced that it intends to keep inflation under control and seek the mid-point of the 2012 inflationary target.

The recent devaluation of the Real against the U.S. dollar has benefited exports. The market expects the exchange rate to close 2011 at R$1.75/US$.

	2011	2012
IPCA (%)	6.50	5.60
Commercial dollar (final) – R$	1.75	1.75
SELIC (final - %)	11.00	10.50
GDP(%)	3.30	3.51
Industrial Production (%)	2.00	3.90
Source: FOCUS BACEN		Base: October 21, 2011

Net Revenue

Consolidated net revenue totaled R$4,241 million in 3Q11, 2% down on the R$4,323 million recorded in 2Q11, reflecting lower sales of steel products, partially offset by higher iron ore sales volume in the quarter.

Cost of Goods Sold (COGS)

In 3Q11, consolidated COGS amounted to R$2,522 million, 1% up on the R$2,487 million posted in 2Q11.

Selling, General, Administrative and Other Operating Expenses

In the third quarter, SG&A expenses totaled R$237 million, 22% down on 2Q11, chiefly due to lower steel product sales volume.

CSN recorded a net expense of R$146 million in the “Other Revenue and Expenses” line, versus revenue of R$605 million in 2Q11, primarily due to the R$698 million gain in 2Q11 from the sale of CSN’s entire interest in Riversdale Mining Limited.

EBITDA

Adjusted EBITDA totaled R$1,703 million in 3Q11, 4% down on the R$1,773 million recorded in 2Q11, basically due to lower steel product sales, partially offset by higher iron ore sales volume. The adjusted EBITDA margin stood at 40%, virtually flat over the 41% posted in 2Q11.

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Financial Result and Net Debt

The consolidated net financial result was negative by R$340 million in 3Q11, basically due to interest on loans and financing of R$635 million and other financial expenses of R$54 million, partially offset by the following positive effects:
• Returns of R$146 million on financial investments;
• Monetary and foreign exchange variations of R$203 million, including the result of derivative operations.

This result was an improvement of R$310 million over the negative R$650 million recorded in 2Q11, chiefly due to the positive impact of the above-mentioned monetary and exchange variations.

On September 30, 2011, consolidated net debt stood at R$12.1 billion, R$0.8 billion more than the R$11.3 billion recorded on June 30, 2011, essentially due to the following factors:
• Investments of R$1.4 billion in fixed assets;
• A R$0.7 billion effect related to the cost of debt;
• An increase of R$0.2 billion in working capital allocated to the business;
• Other effects that increased net debt by R$0.2 billion.

These effects were partially offset by 3Q11 adjusted EBITDA of R$1.7 billion.

The net debt/adjusted EBITDA ratio closed 3Q11 at 1.87x, based on LTM adjusted EBITDA of R$6.4 billion, 0.15x up on the 1.72x ratio recorded at the end of 2Q11.

In August 2011, CSN contracted a Special Corporate Credit – Major Corporations loan from Caixa Econômica Federal through the issue of a R$2.2 billion bank credit bill, maturing in 108 months. In the same month, the Company issued non-convertible debentures totaling R$1.15 billion, maturing in eight years.

Consolidated Net Income

Net income totaled R$1,097 million in 3Q11, 4% down on 2Q11, basically due to the reduction in operating income, partially offset by the improved financial result in the quarter.

Capex

CSN invested R$1,383 million in 3Q11, R$680 million of which in subsidiaries or joint subsidiaries, allocated as follows:
• Transnordestina Logística: R$501 million;
• MRS Logística: R$115 million;
• CSN Cimentos: R$19 million.

The remaining R$703 million went to the parent company, mostly in the following projects:
• Maintenance and repairs: R$166 million;
• Expansion of the Casa de Pedra mine: R$113 million;
• CSN Aços Longos: R$90 million;
• Expansion of Itaguaí Port: R$82 million;
• Technological improvements: R$16 million.

Working Capital

Working capital closed September 2011 at R$3,378 million, an increase of R$184 million over the figure at the end of June 2011, basically due to the increase in the “Accounts Receivable” and “Inventories” lines, in turn due to stock turnover caused by the upturn in 3Q11 sales volume, partially offset by the increase in the “Suppliers” line, thanks to improved payment management.

At the close of September 2011, the average supplier payment period increased by 10 days and the average receivables period by one day, while the inventory turnover period climbed by 27 days.

WORKING CAPITAL (R$ MM)	3Q10	2Q11	3Q11	Change	Change
				3Q11 x 2Q11	3Q11 x 3Q10
Assets	4,218	4,221	4,839	617	621
Accounts Receivable	1,585	1,506	1,641	135	56
Inventory (*)	2,541	2,564	3,039	475	498
Advances to Taxes	92	151	158	7	67
Liabilities	1,219	1,027	1,460	433	241
Suppliers	634	582	861	279	227
Salaries and Social Contribution	189	197	235	38	46
Taxes Payable	365	209	332	123	(32)
Advances from Clients	31	39	32	(8)	0
Working Capital	2,999	3,194	3,378	184	380

TURNOVER RATIO Average Periods	3Q10	2Q11	3Q11	Change 3Q11 x 2Q11	Change 3Q11 x 3Q10
Receivables	32	29	30	1	(2)
Supplier Payment	30	22	32	10	2
Inventory Turnover	109	88	115	27	6
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

The Company’s consolidated results by business segment are presented below:

R$ million								3Q11

Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated

Net Revenue	2,300	1,581	38	273	59	98	(108)	4,241
Domestic Market	1,990	207	38	273	59	98	(107)	2,558
Foreign Market	310	1,374					(1)	1,683
Cost of Goods Sold	(1,731)	(566)	(20)	(181)	(37)	(80)	93	(2,523)
Gross Profit	569	1,015	18	92	22	18	(15)	1,718
Selling, General and Administrative	(115)	(14)	(4)	(23)	(7)	(18)	(57)	(238)
Depreciation	142	39	1	26	6	6	2	222
Adjusted EBITDA	596	1,040	15	95	21	6	(70)	1,703
Adjusted EBITDA Margin	26%	66%	39%	35%	35%	6%		40%

R$ million								2Q11

Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated

Net Revenue	2,513	1,524	32	256	37	83	(121)	4,323
Domestic Market	2,152	250	32	256	37	83	(119)	2,690
Foreign Market	361	1,274	-	-	-	-	(1)	1,633
Cost of Goods Sold	(1,827)	(506)	(21)	(161)	(19)	(60)	106	(2,487)
Gross Profit	686	1,018	11	95	17	23	(14)	1,836
Selling, General and Administrative	(113)	(20)	(4)	(20)	(6)	(19)	(122)	(304)
Depreciation	161	42	1	26	6	6	0	242
Adjusted EBITDA	733	1,040	8	101	17	9	(136)	1,773
Adjusted EBITDA Margin	29%	68%	26%	40%	46%	11%		41%

Steel

Scenario

According to the Brazilian Steel Institute (IABr), apparent consumption of steel products in Brazil totaled 19 million tonnes in the first nine months of 2011, 6% less than the same period last year. Of this total, 2.8 million tonnes came from imports, 35% down year-on-year.

Also according to the IABr, Brazil produced 26.7 million tonnes of crude steel in 9M11, 7.3% up on 9M10, while rolled flat steel output fell by 2.6% to 19 million tonnes.

Domestic flat steel sales totaled 16.3 million tonnes in 9M11, 1% up on the first nine months of 2010, while flat steel exports climbed by 40% to 8.4 million tonnes.

The IABr has revised its 2011 projections and now expects apparent consumption in the Brazilian market of 25.8 million tonnes, stable when compared to the 2010 figure.

Segments

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle output in the first nine months of 2011 moved up by 3.3% over the same period last year.

In the same period, new vehicle sales totaled 2.68 million units, 7.2% up year-on-year.

According to the consulting firm Tendências Consultoria the sector should close the year with national production growth of 2.4% and domestic sales growth of 4%, followed by respective upturns of 4% and 8.9% in 2012. The increase in IPI (federal VAT) on imported cars and trucks helped the industry, as foreign manufacturers reaffirmed their intention of building factories here. ANFAVEA affiliates alone plan to invest US$21 billion over the next five years, more than the US$2.9 billion invested in the 2007-2010 period. According to the association, production capacity will increase from the current 4.3 million cars, light commercial vehicles, trucks and buses, to around 6.3 million units, growth of 46.5% in four years.

According to SINDIPEÇAS (the Auto Parts Manufacturers’ Association), the parts industry is also doing well in 2011, with year-on-year revenue growth of 10.9% in the first nine months.

Agricultural Machinery

Year-to-date sales of agricultural machinery (tractors, harvesters, etc.) totaled 50,000 units, 7.4% down on the 54,000 units recorded in 9M10, chiefly due to the fact that 2010 was a record year, when sales were fueled by the Mais Alimentos (More Food) campaign for family-run farms and by the PSI (Sustained Investment Program). Even so, ANFAVEA expects annual sales of 66,000 units, more than the 64,600 sold last year.

Construction

According to ABRAMAT (the Brazilian Construction Material Manufacturers’ association), sales of construction materials in the first nine months increased by 2.2% over the same period last year and the association remains optimistic over the coming months thanks to ample credit availability, the high employment level and the continuation of IPI tax exemption on these items until 2012.

Construction jobs continue to grow. According to Sinduscon-SP (the São Paulo Builders’ Association) unemployment in the industry is only 3%, well below the country’s overall figure of 6%.

A survey made by the CNI (National Confederation of Industry), in association with the CBIC (Construction Industry Chamber), showed that 85% of firms believe the World Cup will have a positive effect on the construction industry.

According to Tendências Consultoria, construction GDP should record growth of 4.7% in 2011, while Sinduscon-SP is projecting annual growth of between 4.5% and 5% over the next five years due to government incentives and the increase in individual income.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), steel sales by distributors totaled 3.2 million tonnes in the first nine months, 10.7% up on the same period last year, while purchases by distributors fell by 8.3%, with a consequent downward impact on inventories, which reached 2.7 months of sales in September, in line with their historic levels.

Flat steel imports continued to record a year-on-year decline totaling 1.5 million tonnes in the first nine months of 2011, versus 2.7 million tonnes in 9M10, a reduction of 45%.

Net Revenue

Net revenue from steel operations in 3Q11 totaled R$2,300 million, 8% down on 2Q11, basically due to the reduction in domestic sales volume.

Total Sales Volume

CSN recorded steel sales volume of 1.2 million tonnes in 3Q11, 9% less than in 2Q11. Of this total, 86% was sold on the domestic market and 10% by overseas subsidiaries, while 4% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.0 million tonnes in 3Q11, 10% down on the previous quarter, reflecting inventory volume adjustments, especially by steel distributors.

Sales Abroad/Exports

CSN’s sales abroad and exports totaled 168,000 tonnes in 3Q11, 7% less than in 2Q11, in line with the Company’s plans and as a result of international market oversupply. Sales by CSN LLC and Lusosider totaled 118,000 tonnes, while direct exports amounted to 50,000 tonnes.

Prices

Net revenue per tonne averaged R$1,919 in 3Q11, 1% above the 2Q11 figure, due to the product mix sold in the period.

Production

In the third quarter, CSN produced 1.26 million tonnes of crude steel and 1.23 million tonnes of rolled flat steel, 1% up on 2Q11 in both cases.

Production (in thousand t)	3Q10	2Q11	3Q11	Change
				3Q11x3Q10	3Q11x2Q11
Crude Steel	1,233	1,243	1,258	2%	1%
Rolled Products Total	1,202	1,212	1,226	2%	1%

Cost of goods sold (COGS)

Steel segment COGS stood at R$1.73 billion in 3Q11, 5% down on the R$1.83 billion recorded in 2Q11, chiefly due to the reduction in sales volume.

Production Costs (Parent Company)

In 3Q11, total steel production costs totaled R$1.52 billion, 1% up on 2Q11 due to increased production of crude and rolled flat steel. The most significant variations between the quarters are presented below:

Raw Materials: increase of R$66 million, primarily related to the following inputs:

- Coal and coke: the R$20 million increase in coal costs was offset by an equivalent reduction in coke costs;
- Iron ore: upturn of R$10 million due to higher production in the quarter;
- Third-party coils: increase of R$41 million due to scheduled rolling mill equipment maintenance stoppages;
- Other raw materials (scrap, pellets and others): upturn of R$15 million due to higher steel output.

Labor: growth of R$7 million, thanks to the pay rise following the May 2011 collective bargaining agreement.

Other production costs: reduction of R$31 million in service costs.

Depreciation: reduction of R$20 million.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$596 million in 3Q11, 19% down on the R$733 million recorded in 2Q11, basically due to lower sales and the relative increase in COGS, accompanied by an adjusted EBITDA margin of 26%, 3 p.p. lower than the 29% posted in the previous quarter.

Mining

Scenario

The market is alert to possible developments in the global economic scenario, and in regard to the iron ore market, with a particular emphasis on the recent restrictions introduced by China. According to CRU, China is currently responsible for more than half of the world’s total iron ore purchases. Consequently, any adjustments to its economy have an impact proportional to its massive importance in the global iron ore market.

Despite the political and economic restrictions in the global scenario, China’s ore consumption is expected to remain high in the medium and long term, given expanding urbanization and real estate industry demand. In addition, most of the new capacity announced by several mining sector players is being postponed, ensuring a narrow supply-and-demand ratio in the midterm.

Brazilian ore exports totaled around 90 million tonnes in 3Q11, 17.2% up on 2Q11 and 8.6% more than in 3Q10. Year-to-date exports reached 237 million tonnes, a 5% year-on-year improvement.

After peaking at US$183.0/t on September 8, its highest second-half level to date, the Platts 62% Fe CFR China price has been recording successive reductions. On October 24, it reached US$144.0/t.

Spot market freight costs on the Tubarão/Qingdao route moved slightly throughout the first half of 3Q11, averaging US$20/t. As of the middle of the quarter, however, it suffered a series of increases before peaking at US$29/t at the end of September, fueled by a greater number of ships chartered by mining companies.

Although lower short-term demand is resulting in a downturn in the spot market price, the supply-and-demand fundamentals remain under pressure, mainly due to delays in the main ongoing expansion projects and the high costs of the peripheral Asian manufacturers.

Iron Ore Sales

In 3Q11, CSN and Namisa’s total sales of finished iron ore products to third parties reached 8.0 million tonnes1, 18% up on 2Q11 and a new record. Of this total, exports accounted for 7.6 million tonnes, with 4.7 million tonnes sold by Namisa, while the Company’s own consumption absorbed 1.7 million tonnes.

In 9M11, sales of finished iron ore products totaled 21.3 million tonnes1, 13% up year-on-year and also another record. Exports accounted for 20.1 million tonnes, with 10.7 million tonnes sold by Namisa, while the Company’s own consumption absorbed 5.1 million tonnes.

Considering CSN’s 60% interest in Namisa, sales totaled 6.1 million tonnes in 3Q11. In 9M11, sales reached 17.0 million tonnes, 21% more than in the same period last year.

Net Revenue

Net revenue totaled R$1.6 billion in 3Q11, 4% up on 2Q11 and a new record, due to higher iron ore sales volume. In 9M11, net revenue totaled R$4.3 billion, 72% up year-on-year and another record.

Cost of goods sold (COGS)

COGS totaled R$566 million in 3Q11, 12% more than in 2Q11, pushed by the increase in iron ore sales.

Adjusted EBITDA

Third-quarter adjusted EBITDA totaled R$1.0 billion, remaining flat over 2Q11, while the EBITDA margin stood at 66%, a 2 p.p. quarter-on-quarter reduction.

Year-to-date EBITDA reached R$2.9 billion, a 74% improvement over 9M10, accompanied by an EBITDA margin of 67%, up by 1 p.p.

1 Sales volumes include 100% interest in NAMISA.

Logistics

Scenario Port logistics

According to the latest figures from ANTAQ (Brazilian Waterway Transport Agency), the ports handled 211.6 million tonnes of general cargo in the second quarter of 2011, 6.7% up on the same period last year. Container handling reached 1.81 million TEUs, 16.8% more than in 2Q10, while the gross weight of container cargo came to 19.3 million tonnes, also up by 16.8% on 2Q10.

Railway Logistics

In July, the ANTT (Brazilian Ground Transport Agency) disclosed a new regulatory framework for the rail sector which, among other measures, regulates the right of trains to use lines belonging to other companies and establishes targets for the concessionaires, who will have to repair abandoned track or return it to the government. In addition to encouraging sector competitiveness and reducing costs, the new framework reflects the agency’s concern over service quality.

The government plans to invest R$43.9 billion between 2011 and 2014 to construct new lines, as part of the second stage of the PAC (Growth Acceleration Program).

1. Railway Logistics

Analysis of Results

MRS and Transnordestina’s individual 3Q11 results had not been announced up to the publication of this release.

In 3Q11, consolidated net revenue from railway logistics totaled R$273 million, COGS stood at R$181 million, and adjusted EBITDA came to R$95 million, accompanied by an adjusted EBITDA margin of 35%.

In 9M11, net revenue totaled R$761 million, COGS was R$488 million, and adjusted EBITDA stood at R$288 million, with an EBITDA margin of 38%.

2. Port Logistics

Analysis of Results

Consolidated net revenue from port logistics amounted to R$38 million in 3Q11, COGS was R$20 million and adjusted EBITDA totaled R$15 million, with an EBITDA margin of 39%.

In 9M11, net revenue totaled R$106 million, COGS was R$62 million, and adjusted EBITDA totaled R$36 million, with an EBTIDA margin of 34%.

Cement

Scenario

According to SNIC (the Cement Industry Association), domestic cement sales grew by 7.7% year-on-year in the first nine months to 47 million tonnes. In September alone, sales reached 5.8 million tonnes, also a 7.7% improvement over the same month last year. In the last 12 months, sales totaled 63 million tonnes, 9% up year-on-year.

These results were mainly due to the increase in mortgage lending and the maturation of investments in the Minha Casa Minha Vida (My House, My Life) program, as well as the maintenance of employment levels and higher household income.

Also according to SNIC, sales should increase by between 6% and 7% this year, reaching around 63 million tonnes.

Analysis of Results

In 3Q11, net revenue from cement totaled R$98 million, with sales volume of 518,000 tonnes and COGS of R$80 million. Adjusted EBITDA stood at R$6 million, with an adjusted EBITDA margin of 6%.

In 9M11, net revenue totaled R$244 million, with sales volume of 1,275,000 tonnes and COGS of R$189 million.

Adjusted EBITDA stood at R$20 million, with an adjusted EBITDA margin of 8%.

Energy

Analysis of Results

Net revenue from energy totaled R$59 million in 3Q11, COGS stood at R$37 million and adjusted EBITDA amounted to R$21 million, accompanied by an adjusted EBITDA margin of 35%.

In 9M11, net revenue totaled R$125 million, COGS stood at R$67 million and adjusted EBITDA amounted to R$56 million, accompanied by an EBITDA margin of 45%.

Capital Market

In 3Q11, CSN’s shares fell by 23% on the BM&FBovespa, while daily traded volume averaged R$59.1 million. On the NYSE, CSN’s ADRs depreciated by 36% and daily traded volume averaged U$57.5 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
3Q11
N# of shares	1,457,970,108
Market Capitalization
Closing price (R$/share)	14.76
Closing price (US$/share)	7.94
Market Capitalization (R$ million)	21,520
Market Capitalization (US$ million)	11,576
Total return including dividends and interest on equity	-
CSNA3 (%)	-23%
SID (%)	-36%
Ibovespa	-16%
Dow Jones	-12%
Volume	0.0
Average daily (thousand shares)	3,764
Average daily (R$ Thousand)	59,076
Average daily (thousand ADRs)	5,932
Average daily (US$ Thousand)	57,482
Source: Economática

Webcast – 3Q11 Earnings Presentation

Conference Call in English October 28, 2011 - Friday 12:00 p.m. – Brasília time 10:00 a.m. – US ET Phone: +1 (973) 935-8893 Conference ID: 13244380 Webcast: www.csn.com.br/ir	Conference Call in Portuguese October 28, 2011 - Friday 10:00 a.m. – Brasília time 8:00 a.m. – US ET Phone: +55 (11) 3127-4971 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and 2.4 million tonnes of cement, consolidated net revenue of R$14.5 billion in 2010, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

CSN’s adjusted EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization, and other revenues and expenses. Adjusted EBITDA should not be regarded as an alternative to net income (loss) as an indicator of the Company’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers adjusted EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian accounting practices (Corporation Law or BR GAAP) or US GAAP and the manner in which it is defined or calculated may vary from company to company.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousand of R$

	3Q10	2Q11	3Q11
Net Revenues	3,948,833	4,323,192	4,240,694
Domestic Market	2,612,076	2,684,080	2,828,622
Export Market	1,336,757	1,639,112	1,412,072
Cost of Good Sold (COGS)	(2,054,087)	(2,487,472)	(2,522,120)
COGS, excluding depreciation	(1,839,093)	(2,255,382)	(2,309,118)
Depreciation allocated to COGS	(214,994)	(232,090)	(213,002)
Gross Profit	1,894,746	1,835,720	1,718,574
Gross Margin (%)	48%	42%	41%
Selling Expenses	(120,637)	(143,983)	(108,842)
General and Administrative Expenses	(142,182)	(150,914)	(119,554)
Depreciation allocated to SG&A	-	(9,539)	(8,723)
Other operation income (expense), net	(123,899)	604,647	(145,666)
Operating income before financial equity interests	1,508,028	2,135,931	1,335,789
Net Financial Results	(475,232)	(649,664)	(340,500)
Income before social contribuition and income taxes	1,032,796	1,486,267	995,289
Income Tax and Social Contribuition	(294,525)	(349,105)	101,941
Net Income (Loss)	738,271	1,137,162	1,097,230
Attributable to Controlling Shareholders	737,372	1,138,484	1,118,187
Attributable to Non-Controlling Shareholders	899	(1,322)	(20,957)
Adjusted EBITDA	1,846,921	1,772,913	1,703,180
Adjusted EBITDA Margin (%)	47%	41%	40%

INCOME STATEMENT

PARENT COMPANY - Corporate Law - In Thousand of R$

	3Q10	2Q11	3Q11
Net Revenues	2,695,699	2,820,438	2,549,913
Domestic Market	2,385,077	2,460,726	2,240,244
Export Market	310,622	359,712	309,669
Cost of Good Sold (COGS)	(1,515,083)	(1,862,257)	(1,713,932)
COGS, excludind depreciation	(1,360,381)	(1,670,491)	(1,544,862)
Depreciation allocated to COGS	(154,702)	(191,766)	(169,070)
Gross Profit	1,180,616	958,181	835,981
Gross Profit	44%	34%	33%
Selling Expenses	(85,177)	(95,678)	(65,742)
General and Administrative Expenses	(75,889)	(110,061)	(73,165)
Depreciation allocated to SG&A	-	(3,165)	(3,245)
Other operation income (expense), net	(106,529)	44,881	(55,717)
Equity interest in subsidiary	385,396	1,128,050	2,018,759
Operating Income before financial equity	1,298,417	1,922,208	2,656,871
Net Financial Results	(403,408)	(532,475)	(1,734,836)
Income before social contribution and inc	895,009	1,389,733	922,035
Income Tax and Social Contribution	(157,637)	(251,249)	196,152
Net Income (Loss)	737,372	1,138,484	1,118,187

BALANCE SHEET

Corporate Law – In Thousand of R$

	Consolidated		Parent Company
	09/30/2011	06/30/2011	09/30/2011	06/30/2011
Current Assets	22,446,177	17,722,634	9,551,030	7,048,635
Cash and Cash Equivalents	15,635,164	11,684,994	3,285,570	1,302,355
Trade Accounts Receivable	1,640,908	1,505,580	2,026,989	1,676,718
Other Trade Accounts Receivable	71,264	96,846	250,039	653,319
Inventory	3,927,426	3,517,810	3,088,955	2,685,523
Deferred Income Tax and Social Contribution	500,768	427,043	219,481	200,087
Guarantee margin of financial instruments	-	263,965	-	-
Intercompany Loans	5,366	44,904	185,615	155,002
Others	665,281	181,492	494,381	375,631
Non-Current Assets	22,916,552	21,157,995	35,130,091	31,575,795
Long-Term Assets	4,132,482	3,925,641	4,051,987	3,551,573
Investments	2,106,879	1,876,930	21,345,797	18,769,696
PP&E	16,134,905	14,891,885	9,711,043	9,232,996
Intangible	542,286	463,539	21,264	21,530
TOTAL ASSETS	45,362,729	38,880,629	44,681,121	38,624,430
Current Liabilities	5,027,732	4,658,434	5,834,431	5,722,539
Suppliers	993,153	702,416	606,771	426,331
Taxes and Contributions	293,606	209,625	69,782	75,008
Loans and Financing	2,348,663	2,204,475	3,918,473	3,766,296
Dividends Payable	3,940	222,186	1,375	220,108
Others	1,388,370	1,319,732	1,238,030	1,234,796
Non-Current Liabilities	31,562,855	26,973,488	30,528,677	25,839,736
Loans, Financing and Debentures	25,355,029	20,788,624	19,516,469	15,025,875
Provisions for contingencies, net judicial deposits	1,016,624	982,240	1,301,336	1,151,849
Deferred Income Tax and Social Contribution	60,009	-	-	-
Accounts Payable wih Subsidiaries	-	-	-	-
Others	5,131,193	5,202,624	9,710,872	9,662,012
Shareholders' Equity	8,772,142	7,248,707	8,318,013	7,062,155
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	4,892,095	5,462,271	4,892,095	5,462,271
Treasury Stock	-	(570,176)	-	(570,176)
Retained Earnings	2,874,190	1,537,322	2,874,190	1,537,322
Equity Adjustments	-	708,825	-	708,825
Cumulative Conversion Adjustment	-	(1,362,326)	-	(1,362,326)
Other Comprehensive Income	(1,129,249)	(394,738)	(1,129,249)	(394,738)
Non-Controlling Shareholders Interest	454,129	186,552	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45,362,729	38,880,629	44,681,121	38,624,430

CASH FLOW

CONSOLIDATED – Corporate Law – In Thousand of R$

	3Q10	2Q11	3Q11
Cash Flow from Operating Activities	1,034,932	1,083,590	1,045,066
Net Income for the period	738,271	1,137,162	1,097,230
Foreign exchange and monetary variations, net	(85,294)	(262,993)	182,481
Provision for financial expenses	341,406	663,871	743,520
Depreciation, exhaustion and amortization	198,050	245,906	225,489
Results from sale of securities	-	(698,164)	-
Provisions for Swap	224,875	91,251	(77,668)
Deferred income taxes and social contribution	98,830	347,871	(120,556)
Provisions	56,727	37,116	(31,181)
Working Capital	(537,933)	(478,430)	(974,249)
Accounts Receivable	(27,755)	25,562	(53,025)
Inventory	(203,334)	(286,397)	(572,218)
Receivables from joint subsidiaries	-	473,977	87,854
Suppliers	(57,482)	82,255	130,068
Taxes	(77,896)	(71,785)	27,398
Interest Expenses	(309,948)	(607,009)	(654,008)
Judicial Deposits	(25,820)	3,846	(52)
Others	164,302	(98,879)	59,734
Cash Flow from Investment Activities	(2,184,790)	(30,786)	(2,022,279)
Derivatives	(193,663)	25,759	(115,438)
Investments	(1,127,510)	(489,737)	(523,641)
Fixed Assets/Deferred/Intangible	(863,617)	(876,979)	(1,383,200)
Cash from sale of securities	-	1,310,171	-
Cash Flow from Financing Activities	3,349,363	(163,323)	3,127,583
Issuances	3,609,567	1,848,501	3,417,558
Amortizations	(259,845)	(281,291)	(406,420)
Dividends / Interest on equity	(359)	(1,856,327)	(51)
Payment of Capital - Non-Controlling Shareholders	-	125,794	116,496
Foreign Exchange Variation on Cash and Cash Equivalents	(387,850)	(319,534)	1,799,800
Free Cash Flow	1,811,655	569,947	3,950,170

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED

SALES VOLUME (thousand tonnes)	3Q10	2Q11	3Q11
DOMESTIC MARKET	1,031	1,119	1,012
Slabs	7	4	1
Hot Rolled	496	528	472
Cold Rolled	163	220	177
Galvanized	239	256	241
Tin Plante	126	110	121
FOREIGN MARKET	160	180	168
Slabs	-	-	-
Hot Rolled	0	3	0
Cold Rolled	8	12	12
Galvanized	117	116	113
Tin Plante	36	49	43
TOTAL MARKET	1,191	1,300	1,180
Slabs	7	4	1
Hot Rolled	496	531	472
Cold Rolled	170	232	189
Galvanized	356	373	354
Tin Plante	161	159	163

NET REVENUE PER UNIT (R$/ton)	3Q10	2Q11	3Q11
TOTAL MARKET	2,055	1,898	1,919

PARENT COMPANY

SALES VOLUME (thousand tonnes)	3Q10	2Q11	3Q11
DOMESTIC MARKET	1,030	1,159	1,006
Slabs	7	4	1
Hot Rolled	497	550	472
Cold Rolled	163	225	176
Galvanized	234	264	239
Tin Plante	129	116	118
FOREIGN MARKET	42	65	50
Slabs	-	-	-
Hot Rolled	0	7	-
Cold Rolled	-	2	-
Galvanized	6	7	7
Tin Plante	36	49	43
TOTAL MARKET	1,072	1,225	1,056
Slabs	7	4	1
Hot Rolled	497	556	472
Cold Rolled	163	228	176
Galvanized	240	271	246
Tin Plante	164	165	161

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 28, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.